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                             June 25, 2021

       Kenneth Cornick
       Chief Financial Officer
       Clear Secure, Inc.
       65 East 55th Street, 17th Floor
       New York, NY 10022

                                                        Re: Clear Secure, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 23, 2021
                                                            File No. 333-256851

       Dear Mr. Cornick:

               We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1/A filed June 23, 2021

       Unaudited Pro Forma Condensed Consolidated Financial Information, page
76

   1. We note on pages 12 and 65 that "prior to the reorganization transactions, Alclear will make a distribution to
certain CLEAR Pre-IPO Members for the purpose of funding their tax obligations for
periods prior to the pricing of this offering". Since the pro forma adjustment includes an
adjustment for corporate income taxes for the periods presented and it is not clear
whether the adjustment includes the distribution prior to the reorganization, please
expand the disclosure in note (j) on page 79 to disclose the amounts to be paid prior to the
reorganization, if materially different from the pro forma
                                                        adjustments for
corporate tax accrual, or state that such amounts are not materially different.
 Kenneth Cornick
Clear Secure, Inc.
June 25, 2021
Page 2

        You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,
FirstName LastNameKenneth Cornick
                                                          Division of
Corporation Finance
Comapany NameClear Secure, Inc.
                                                          Office of Technology
June 25, 2021 Page 2
cc:       Brian Janson
FirstName LastName